As filed with the Securities and Exchange Commission on June 23, 2020.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELA Bio, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	45-5320061 (I.R.S. Employer Identification Number)

1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355
(484) 320-2930
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Antony Koblish
President and Chief Executive Officer
TELA Bio, Inc.
1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355
(484) 320-2930
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rachael M. Bushey Jennifer Porter Pepper Hamilton LLP 3000 Two Logan Square Philadelphia, Pennsylvania 19103 (215) 981-4331	Marc D. Jaffe Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☒ Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share	3,450,000	$21.59	$74,485,500	$9,669

(1)
Includes offering price of any additional shares of our common stock that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $22.80 (high) and $20.38 (low) sale price of the registrant’s common stock as reported on The Nasdaq Global Market on June 22, 2020, which date is within five business days prior to filing this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2020
PRELIMINARY PROSPECTUS
3,000,000 Shares
TELA Bio, Inc.
Common Stock
We are offering 3,000,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “TELA.” On June 22, 2020, the last reported trading price of our common stock as reported on the Nasdaq Global Market was $20.90 per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the actual offering price.
Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 15 of this prospectus and under similar headings in documents incorporated by reference into this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” as defined under U.S. federal securities laws and will be subject to reduced public company reporting requirements for this prospectus and future filings.
	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to TELA Bio, Inc. (Before Expenses)	$	$

(1)
We refer you to “Underwriting” beginning on page 37 for additional information regarding underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about           , 2020. We have granted the underwriters an option for a period of 30 days to purchase an additional 450,000 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $      , and the total proceeds to us, before expenses, will be $      .
Joint Book-Running Managers
Jefferies	Piper Sandler
Lead Manager
Canaccord Genuity
Co-Manager
JMP Securities
Prospectus dated           , 2020

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.
TRADEMARKS
“TELA,” the Tela logo, TELA Bio®, OviTex® and other trademarks, trade names or service marks of TELA Bio, Inc. appearing in this prospectus are the property of TELA Bio, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and tradenames.
INVESTORS OUTSIDE THE UNITED STATES
For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
INDUSTRY AND MARKET DATA
We may from time to time provide estimates, projections and other information concerning our industry, the general business environment, and the markets for certain diseases, including estimates regarding the potential size of those markets and the estimated incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events, circumstances or numbers, including actual disease prevalence rates and market size, may differ materially from the information reflected in this prospectus and the documents incorporated by reference into this prospectus. Unless otherwise expressly stated, we obtained this industry, business information, market data, prevalence information and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources, in some cases applying our own assumptions and analysis that may, in the future, prove not to have been accurate.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus and the documents incorporated by reference herein, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus. Unless the context otherwise requires, the terms “TELA,” “TELA Bio,” “the company,” “we,” “us,” “our” and similar references in this prospectus refer to TELA Bio, Inc. and its wholly owned subsidiary.
Overview
We are a commercial-stage medical technology company focused on designing, developing and marketing a new category of tissue reinforcement materials to address unmet needs in soft tissue reconstruction. We offer a portfolio of advanced reinforced tissue matrices that improve clinical outcomes and reduce overall costs of care in hernia repair, abdominal wall reconstruction and plastic and reconstructive surgery. Our products are an innovative solution that integrate multiple layers of minimally-processed biologic material with interwoven polymers in a unique embroidered pattern, which we refer to as reinforced tissue matrices.
Our first portfolio of products, the OviTex Reinforced Tissue Matrix, or OviTex, addresses unmet needs in hernia repair and abdominal wall reconstruction by combining the benefits of biologic matrices and polymer materials while minimizing their shortcomings, at a cost-effective price. Our OviTex products have received 510(k) clearance from the U.S. Food and Drug Administration, or the FDA, which clearance was obtained and is currently held by Aroa Biosurgery Ltd., or Aroa, our exclusive manufacturer and supplier, and have demonstrated safety and clinical effectiveness in our ongoing prospective, single arm, multicenter post-market clinical study, which we refer to as our BRAVO study, which is fully enrolled at 92 patients. Ventral hernia recurrence rates in the BRAVO study were 0% among the first 20 patients who reached two year follow-up and 2% among the first 57 patients who reached one year follow-up. Our second portfolio of products, the OviTex PRS Reinforced Tissue Matrix, or OviTex PRS, addresses unmet needs in plastic and reconstructive surgery. In April 2019, our OviTex PRS products received 510(k) clearance from the FDA, which clearance was obtained by Aroa and is currently held by us.
We began commercialization of our OviTex products in the United States in July 2016, and they are now sold to more than 265 hospital accounts. Our OviTex portfolio consists of multiple products that can be used for ventral hernia repair and abdominal wall reconstruction, inguinal hernia repair and hiatal hernia repair. In addition, to address the significant increase in the number of robotic-assisted hernia repairs over the last several years, we have designed an OviTex product specifically for use in laparoscopic and robotic-assisted surgery called OviTex LPR, which we began commercializing in November 2018. We subsequently expanded the OviTex LPR product line in December 2019.
OviTex PRS is indicated for use in implantation to reinforce soft tissue where weakness exists in patients requiring soft tissue repair or reinforcement in plastic and reconstructive surgery. We commenced a limited launch in May 2019 and have gathered clinical feedback from our initial surgeon users. Based on this feedback, we expanded our commercial launch in June 2020 and expect to continue to broaden our surgeon network. We also intend to engage in discussions with the FDA regarding an Investigational Device Exemption, or IDE, protocol to study the safety and effectiveness of our OviTex PRS product for an indication in breast reconstruction surgery.
We have a broad portfolio of intellectual property protecting our products, which we believe, when combined with our proprietary manufacturing processes and know-how, provides significant barriers to entry for potential competitors. In addition, we believe our exclusive manufacturing and long-term supply and license agreement, or the Aroa License, with Aroa creates a competitive advantage by allowing us to secure an exclusive supply of biologic material at a low cost.
We market our products through a single direct sales force, predominantly in the United States. As of March 31, 2020, we had 39 sales territories in the United States. We plan to adjust our commercial expansion plan as appropriate as we continue to better understand the effects of the disease caused by the novel coronavirus, or COVID-19, pandemic on our sales and marketing efforts.
Our revenue for the years ended December 31, 2019 and 2018 was $15.4 million and $8.3 million, respectively, which represents an increase of  $7.2 million, or 87%. Our net loss for the same time periods was $22.4 million and $21.1 million, respectively. Our revenue for the three months ended March 31, 2020 and 2019 was $3.7 million and $3.3 million, respectively, an increase of  $0.4 million, or 13%. Though our revenue increased over the prior year period, it was impacted by lower than expected procedure volumes in the second half of March 2020 due to hospitals and patients deferring elective procedures and other factors related to the COVID-19 pandemic. We incurred a net loss of  $7.2 million for the three months ended March 31, 2020 as compared to $6.0 million for the three months ended March 31, 2019. We have not been profitable since inception and as of March 31, 2020, we had an accumulated deficit of  $175.1 million. The vast majority of our revenue to date has been generated from sales of our OviTex products in the United States.
Our common stock is listed on the Nasdaq Global Market under the trading symbol “TELA.”
Market Opportunity
OviTex
Hernia repair is one of the most common surgeries performed in the United States. The vast majority of hernias are treated with surgical repair. Surgical hernia repair is performed either through open repair, which uses a single incision to open the abdomen or groin across the hernia, or minimally invasive repair, which involves laparoscopic or robotic-assisted techniques. In robotic-assisted repair, the surgeon enjoys greater instrument dexterity and precision relative to laparoscopic techniques, and is able to achieve primary closure of the hernia defect. This has contributed to a significant increase in the number of robotic-assisted hernia repair over the last several years.
There are an estimated 1.2 million hernia repairs annually in the United States including recurrences. Approximately 90% of all hernia repairs are treated with a tissue reinforcement material.
Given the limitations of and lack of innovation in existing hernia repair products, we believe a significant market opportunity exists for our portfolio of OviTex products. Based on the number of each type of hernia repair procedure performed annually in the United States and the volume weighted average selling price of our OviTex products, we estimate the annual U.S. total addressable market opportunity for our OviTex products to be approximately $1.5 billion.
OviTex PRS
Modern advances in tissue engineering have transformed the plastic and reconstructive surgeon’s management strategies across a wide variety of applications. Because biologic matrices incorporate into host tissues and enable revascularization and functional tissue remodeling, surgeons have realized multiple applications for their use, with techniques tailored to the specific requirements of the surgery. There is growing clinical literature validating the use of biologic matrices in head and neck surgery and reconstructions of the chest wall, pelvic region, extremities and breast.
In head and neck surgery, biologic matrices are used for both aesthetic and reconstructive purposes. In chest wall reconstruction, biologic matrices are used to repair defects from oncologic resections. In pelvic reconstruction, biologic matrices are utilized as an adjunct in the reconstruction of acquired pelvic defects caused by resections for colorectal, gynecologic and urologic malignancies. In extremities reconstruction, biologic matrices are used in the upper extremity for repair of the donor site following the harvest of a radial forearm free flap, a procedure used to harvest tissue and replace it in the head and neck after cancer has been resected. In breast reconstruction, biologic matrices are utilized for prosthetic based reconstruction following the removal of cancerous breast tissue.
Based on the current sales of biologic matrices in the United States we estimate the annual U.S. current addressable market opportunity for our OviTex PRS products to be approximately $500 million. This market continues to grow as a result of surgeon and patient preferences shift to techniques that require a larger biologic matrix.

Current Materials Used in Hernia Repair and Abdominal Wall Reconstruction and Their Limitations
Permanent Synthetic Mesh
Permanent synthetic mesh, the oldest category of hernia repair materials, is made of plastic materials that are also used in industrial and consumer products. These products have gained popularity with surgeons because they are relatively inert, can be readily sterilized, exhibit biomechanical strength and durability and are available at relatively low upfront cost. Limitations of permanent synthetic mesh products may include:
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significant persistent foreign body inflammatory response that can result in encapsulation of the implant by fibrotic tissue or contraction of the mesh;

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chronic post-operative pain;

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scar tissue formation and lack of regeneration of soft tissue;

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permanent susceptibility to mesh infection;

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significant cost associated with subsequent repairs or failed and infected mesh;

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compromised abdominal wall anatomy due to damaged and eroded tissue rendering subsequent surgical repairs challenging; and

▪
migration of the permanent synthetic mesh which can result in organ erosion or perforation.

Many of these complications caused by permanent synthetic mesh require additional surgical intervention, including explantation of the mesh or repair of hernia recurrence or the abdominal wall. Based on longitudinal data from the Danish Hernia Database, in an analysis of approximately 2,900 patients who received a mesh hernia repair, the observed rate of surgical intervention due to either recurrence or mesh-related complications at five years post operatively was approximately 17%. As a result of these complications and litigation involving these complications, the number of adverse events reported to the FDA for permanent synthetic mesh hernia repairs has risen from 643 in 2016, 2,464 in 2017, to more than 6,400 in 2018 through October. Synthetic mesh products have been the subject of more than 6,000 lawsuits in the United States.
Biologic Matrices
The complications associated with permanent synthetic mesh prompted the development of biologic matrices as a second category of hernia repair materials. Biologic matrices are derived from human or animal dermis, pericardium or intestinal submucosa, which allows them to become replaced entirely by the patient’s own tissue over time, a process known as remodeling. Compared to permanent synthetic mesh, biologic matrices are less likely to induce an inflammatory response and become infected; however, they may have the following limitations:
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lack strength or durability as compared to synthetic mesh products;

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prone to laxity and stretching;

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difficult to handle, leading to longer operating times as compared to synthetic mesh products;

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inability to be placed in a patient through a trocar in laparoscopic or robotic-assisted surgery; and

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considerably more expensive upfront costs than permanent synthetic mesh, typically limiting their use to complex hernia repairs or abdominal wall reconstructions.

Though hernia recurrence occurs with the use of all types of soft tissue reconstruction, biologic matrices have the highest rates of recurrence, in part as a result of being commonly used in complex hernia repairs or abdominal wall reconstructions. The RICH study, a multicenter, prospective study sponsored by LifeCell Corporation that evaluated the performance of Strattice, the current market-leading biologic matrix, in open ventral incisional hernia repair in contaminated abdominal wall defects, demonstrated post-operative hernia recurrence rates of 22% and 33% at 12-months and 24-months follow-up, respectively.
Resorbable Synthetic Mesh
Resorbable synthetic mesh was introduced as a third category of hernia repair materials and as an alternative to permanent synthetic mesh and biologic matrices. Resorbable synthetic mesh was designed with the intended benefits of full degradation over several months, a moderately lower cost than biologic matrices and gradual transfer of strength from synthetic mesh to native tissue over time. Resorbable synthetic mesh is polymer-based and does not include biologic material to promote tissue remodeling and healing. Despite improvements compared to the use of permanent synthetic mesh or biologic matrices, limitations of resorbable synthetic mesh may include:
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significant foreign body inflammatory response that can result in encapsulation or contraction of the mesh until resorbed;

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scar tissue formation and lack of remodeling of soft tissue;

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mesh infection until resorbed;

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migration of the synthetic mesh until resorbed which can result in organ erosion or perforation; and

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lack of mid-term and long-term soft tissue reinforcement as resorption progresses.

Many of these complications can require additional surgical intervention. Data from a recently published, multicenter, prospective study sponsored by C.R. Bard, Inc. that evaluated the performance of Phasix, the current market-leading resorbable synthetic mesh, in CDC Class I, high risk ventral and incisional hernia repair, showed a post-operative hernia recurrence rate of 12% at 18 months follow-up.
Current Materials Used in Plastic and Reconstructive Surgery and Their Limitations
Biologic matrices are most commonly used in plastic and reconstructive surgery because of their ability to define shape and position, improve tissue quality, reinforce existing soft tissue and reduce the rate of complications associated with a foreign body inflammatory response. They are, however, prone to excessive stretching over time and difficult for surgeons to handle. These limitations may lead to undesirable results requiring additional surgical intervention. Additionally, biologic matrices are typically expensive to source.
Our Solution
We have created a new category of tissue reinforcement materials that were purposefully designed in close collaboration with more than 100 surgeons to address the unmet clinical needs in soft tissue reconstruction. Our portfolio of products, designed with over 95% biologic material, combines the benefits of both biologic and polymer materials while addressing their limitations by interweaving polymer fibers through layers of a minimally-processed biologic material. These products are priced competitively, and designed for use with a range of surgical techniques, allowing the benefits of an advanced biologic repair to be available to more patients.
Our reinforced tissue matrices are designed to improve the outcomes of soft tissue reconstructions by reinforcing tissue while allowing rapid tissue integration, revascularization and biomechanical control. In addition to overall strength, a key property that we engineer into our products is the degree to which they stretch, known as compliance. Each of our products is designed to exhibit a degree of compliance appropriate for its intended clinical application.
We believe the principal benefits of our reinforced tissue matrices are:
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Reduced foreign body inflammatory response. The biologic material utilized in our reinforced tissue matrices acts to reduce the body’s inflammatory response to the device. In our non-human primate comparative study in which we compared our OviTex products to several commercially available synthetic mesh and biologic matrix products, our OviTex products demonstrated a minimal foreign body inflammatory response, similar to biologic matrices, and less foreign body inflammatory response than all of the synthetic mesh tested at 24 weeks.

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Enhanced remodeling of soft tissue and rate of healing. Our reinforced tissue matrices are constructed to provide increased surface area and permeability, allowing for rapid absorption of wound fluids and blood during implantation and enabling improved supply of oxygen, cellular infiltration, migration, and repopulation for revascularization and functional tissue remodeling during healing. In our non-human primate comparative study, at 24 weeks the pattern of collagen formation in our OviTex products was reminiscent of connective tissue as opposed to the random fibers typical of scar tissue that were seen adjacent to the synthetic mesh. By contrast, the synthetic mesh showed no signs of remodeling of soft tissue and exhibited a high level of mesh contraction.

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Ability to tolerate a contaminated wound environment. Our reinforced tissue matrices are engineered to create hundreds of micro-channels to promote fluid exchange to allow host cells and new blood vessels to penetrate the reinforced tissue matrix. In our non-human primate comparative study, at four weeks, our OviTex products had host cells between and within the layers of the reinforced tissue matrix. We believe this early cell infiltration may reduce the potential for bacterial colonization and the risk for infection. In our OviTex BRAVO study, there were no wound infections that required surgical intervention or device removal in the first 57 patients who reached one year follow-up.
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Highly engineered biomechanical properties with durability of results. The interwoven polymer increases the strength of our OviTex products by approximately 25% compared to the biologic material alone. When tensile forces are applied, this design allows for load sharing between the biologic material and the polymer during the remodeling process. Data from our strength testing demonstrated that our OviTex products meet or exceed that of published data from market-leading permanent and resorbable synthetic mesh. In our BRAVO study, there was only one hernia recurrence in the first 57 patients who reached one year follow-up, despite a significant majority of these patients having one or more factors known to increase the risk of recurrence, and no hernia recurrences in the first 20 patients who reached two year follow-up.

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Enhanced surgeon handling and satisfaction. Each of our embroidery patterns was designed specifically to allow the surgeon to trim and shape the product without the polymer unraveling. In addition, based upon our survey of approximately 50 surgeons, our OviTex products conform readily to the contours of surgical sites and are easy to handle, trim, suture and tack in all surgical approaches.

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Lower upfront cost products. Our reinforced tissue matrices provide our customers with meaningful cost savings over leading competitive products across a broad range of clinical uses so that more patients can experience the benefits of an advanced biologic repair solution. We price our OviTex products competitively, and on average, our customers realize 20% to 40% cost savings over leading biologic matrices and resorbable synthetic mesh. Our OviTex PRS portfolio is priced below leading biologic matrices.

The table below presents the recurrence rate for the first 20 patients who reached two year follow-up and for the first 57 patients who reached one year follow-upin our BRAVO study, as compared to recurrence rate data published in clinical literature or presented at industry conferences from prospective clinical studies in ventral hernia repairs utilizing our competitors’ products.
(1)
Hernia Recurrence Rate based on number of hernia recurrences reported in patients who completed follow up and patients who reported recurrent hernia before the specified follow up period. Clinical literature and conference presentations included hernia recurrence rates based on number of hernia recurrences in patients who comprised the initial intent-to-treat population (including those who did not complete the follow up period and did not report a hernia recurrence).

Our Strengths
We are focused on developing and commercializing a new category of tissue reinforcement materials for surgeons and patients that aim to address the shortcomings of existing products. We believe the following strengths will allow us to build our business and potentially increase our market penetration:

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Innovative and broad portfolio of products. Our OviTex and OviTex PRS products are the only FDA-cleared products to incorporate polymer fibers interwoven through layers of biologic material in a lockstitch pattern creating an embroidered construction. Our OviTex and OviTex PRS products are available in resorbable and permanent polymer versions in a variety of configurations and sizes.

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Disruptive technology supported by compelling clinical evidence. The safety, efficacy and durability of our OviTex products are supported by compelling clinical evidence that includes studies in more than 200 non-human primates and our BRAVO study.

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Long-term supply agreement that provides pricing flexibility. Our Aroa License provides for the exclusive supply of ovine rumen and manufacture of our OviTex and OviTex PRS products, which gives us a low and fixed cost of raw materials. We purchase product from Aroa at a fixed cost equal to 27% of our net sales of licensed products.

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Potential cost savings to healthcare systems and hospitals. Our OviTex products are sold at prices approximately 20% to 40% lower than other biologic matrices and resorbable synthetic mesh.

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Established reimbursement pathway for hernia repair. The implantation of biologic matrices and synthetic mesh for hernia repair is coded using an established fixed procedure payment system known as an MS-DRG, which consists of a lump sum payment rate that varies based on the degree of complications and comorbidities of each hernia. In addition, surgeons receive payment for their services depending on the coding associated with the procedure. The MS-DRG-based reimbursement system encourages hospitals to become more efficient in treating patients due to its fixed per-patient reimbursement nature.

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Broad intellectual property portfolio. Our products are covered by intellectual property that broadly covers changing a biologic matrix’s biomechanical properties by interweaving a polymer thread through the biologic matrix. Through the Aroa License and our issued or allowed patents and patent applications, we have a broad portfolio of intellectual property that is leveraged in all of our reinforced tissue matrix products.

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Industry leading executive team with proven track record. Our executive team consists of seasoned medical device professionals with deep industry experience and expertise who have led and managed companies through significant growth and introduction and commercialization of multiple new products, including driving surgeon adoption of biologic and biosurgery technologies.

Our Growth Strategy
Our goal is to become the leading provider of soft tissue reconstruction products. The key elements of our strategy include:
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Expand our U.S. commercial organization to support our growth. We sell our products through a single direct sales organization in the United States. We have implemented a temporary hiring freeze due to the impact of the COVID-19 pandemic on our sales and marketing operations; however, when that freeze is lifted, we plan to continue to invest in our commercial organization by adding account managers, clinical development specialists, business managers and administrative support staff in order to cover the highest potential of accounts for soft tissue reconstruction procedures.

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Promote awareness of our products to drive surgeon use. Typically, we educate surgeons regarding the value proposition of our products through presentations and exhibits at industry conferences, medical education symposia, direct training and education, webinars and publishing additional clinical data demonstrating the benefits of our products and establishing online peer-to-peer communities. In light of the COVID-19 pandemic, we have shifted our sales and marketing efforts to a virtual selling program, which includes virtual sales calls with physicians, peer-to-peer discussions with key opinion leaders, and physician webinars, instead of in-person sales and marketing programs. We expect to continue to adapt our sales and marketing plans as we better understand the effects of the COVID-19 pandemic on our business.

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Drive utilization through existing GPO and IDN contracts and secure additional contracts. We have secured GPO contracts that provide us with access to approximately 1,900 hospitals, which are estimated to perform over 135,000 addressable soft tissue reconstruction procedures annually, and we are focused on partnering with our contracted customers to promote implementation of our contracts, increase our access to surgeon customers, broaden awareness of products and help drive utilization of our products within associated hospitals and healthcare systems.
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Continue to build upon clinical evidence of the effectiveness and safety of our products. We are committed to evidence-based medicine and investing in clinical data to support the use of our products.

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Advance our portfolio of reinforced tissue matrices with the introduction of new product features and designs. We plan to continue to expand our product offerings and the treatment capabilities of our products to address a broader patient base within soft tissue reconstruction.

Recent Developments
On June 22, 2020, we announced that we will be added to the Russell 2000® Index at the conclusion of the Russell U.S. Indexes annual reconstitution, effective after the U.S. market opens on June 26, 2020. Russell U.S. Indexes are widely used by investment managers and institutional investors as the basis for index funds and as benchmarks for active investment strategies.
Impact of COVID-19
Our business has been impacted by the COVID-19 pandemic. We continue to closely monitor developments related to the COVID-19 pandemic and our decisions will continue to be driven by the health and well-being of our employees, hospital and physician customers, and their patients while maintaining operations to support our customers and their patients in the near-term. These developments include:
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Surgery Deferrals. To date, among other impacts on our business related to the pandemic, physicians and their patients are required, or are choosing, to defer elective surgery procedures in which our products otherwise would be used. The duration of elective surgery deferrals and the timing and extent of the economic impact of the pandemic, and the pace at which the economy recovers therefrom, cannot be determined at this time. We continue to work closely with our hospital and physician customers and suppliers to navigate through this unforeseen event while maintaining flexible operations.

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Operations. Our sales, marketing and research and development efforts have continued since the outbreak of the pandemic, but steps we have taken in response to the pandemic have adversely affected our business. For example, most of our sales professionals currently are using a virtual selling program, which includes virtual sales calls with physicians, peer-to-peer discussions with key opinion leaders, physician webinars and sales professional training, instead of in-person sales and marketing programs. We expect to continue to adapt our sales and marketing plans as we better understand the effects of the COVID-19 pandemic on our business. As Aroa is located and headquartered in Auckland, New Zealand, where COVID-19 mitigation efforts have been effective, our manufacturing, distribution and supply chain has largely been uninterrupted. However, it could be disrupted in the future as a result of the pandemic because of staffing shortages, production slowdowns, stoppages, or disruptions in delivery systems.

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Cost Containment. We continue to carefully manage expenses and cash spend to preserve liquidity and we initiated actions in April 2020 to generate savings in areas such as travel, events, and consulting. In addition, we implemented base salary reductions (effective at least through July 15, 2020) for each of our senior executives and employees. We have also implemented a hiring freeze and have suspended our matching contributions to all participants under our 401(k) Retirement Plan. We remain focused on managing the business for the long-term, including preserving full time jobs to support the expected rebound in surgical procedure volumes.

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Product Development. We continue to evaluate the timing and scope of planned next generation product development and commercialization initiatives and we plan to continue to prioritize and invest in our critical research and development and clinical programs.

Preliminary Financial Results
As described above, the COVID-19 pandemic has had, and is expected to continue to have, an adverse effect on our business, results of operations, cash flows and financial condition. We began to see an adverse impact on surgical procedures using our OviTex products in the second half of March 2020 as state mandates required hospitals to defer or cancel elective procedures and some patients elected to postpone surgery. Our revenues were affected by a decrease in the number of daily procedures using our products and our average daily sales, at their lowest point in the first half of April 2020, were more than 70% below our average daily sales prior to the beginning of the COVID-19 pandemic.
Since mid-April 2020, the number of procedures using our products and our corresponding sales have increased in a gradual, non-linear fashion. The timing, extent and continuation of any further increase in procedures, and any corresponding increase in sales of our products, and whether there could be a future decrease in the current level of procedures, remain uncertain and are subject to a variety of factors, including:
▪
Government restrictions on elective procedures may change over time and may vary in different geographic locations due to localized increases or decreases of COVID-19 cases.

▪
A material increase in COVID-19 cases in one or more locations could result in an increase in hospitalizations and a corresponding decrease in elective procedures in such impacted locations.

▪
Patients may elect to defer or avoid treatment for elective procedures due to concerns about being exposed to COVID-19, loss of employer-sponsored health insurance related to the high levels of unemployment in the United States or other reasons.

▪
Hospitals may reserve increased space, personal protective equipment and staff for potential COVID-19 patients, especially if the number of COVID-19 cases spikes, limiting the space and resources allocated to inpatient and outpatient elective procedures.

▪
Hospitals may continue to preserve cash and may not immediately replenish their inventories of our products, which would impact our future sales and revenue.

While we continue to monitor the situation created by the COVID-19 pandemic, we cannot predict with certainty the extent to which the COVID-19 pandemic will impact our business and results of operations for the full second quarter of 2020 and beyond.
The following are our preliminary estimates for the period beginning April 1, 2020 and ended June 15, 2020:
▪
Revenue is expected to be between $2.1 million and $2.3 million. Revenue reflects the adverse impact of decreased procedure volumes as a result of the deferral of elective procedures and corresponding reduced sales of units of our OviTex products during the period.

▪
Gross margin is expected to be between 54% and 56%. Our gross margin is calculated by dividing our gross profit by our revenues. Our gross profit is calculated by subtracting our costs of licensed products from Aroa, charges related to excess and obsolete inventory adjustments, costs related to shipping and amortization of intangible assets from our revenue. Gross margin was negatively affected by the impact of expense recognized for excess and obsolete inventory over lower revenues during the period.

▪
Operating loss is expected to be between $4.7 million and $4.9 million. Operating loss was primarily impacted by the decrease in revenue as a result of the deferral of elective procedures and corresponding reduced sales of our OviTex products during the period, and these amounts were partially offset by decreases in estimated sales and marketing expenses, general and administrative expenses and estimated research and development expenses, as we implemented the cost containment measures described above and adapted our business operations to the environment resulting from the COVID-19 pandemic.

▪
Net loss is expected to be between $5.5 million and $5.7 million. Net loss was primarily impacted by factors described above, partially offset by a decrease in interest expense.

As of June 15, 2020, our cash, cash equivalents and short-term investments is expected to be $41.1 million and the borrowings outstanding under our credit facility were $30.0 million. This credit facility matures in November 2023 and requires that we maintain a minimum cash balance of  $2.0 million.
The above estimates of our financial performance for the period indicated should not be viewed as a substitute for interim financial statements prepared in accordance with U.S. GAAP. Preliminary estimates of our revenue, gross margin, operating loss and net loss are not necessarily indicative of the results that may be reported for the remainder of the three month period ended June 30, 2020, for fiscal year 2020 or for any future periods. Our consolidated financial statements as of and for the three months ended June 30, 2020 will not be available until after this offering is completed. Furthermore, the preliminary operating data included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary operating data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Risks Associated with Our Business
Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary and in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, as revised or supplemented by our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein. You should read these risks before you invest in our common stock. In particular, risks associated with our business include, but are not limited to, the following:
▪
We have incurred significant operating losses since inception, we expect to incur operating losses in the future and we may not be able to achieve or sustain profitability.

▪
To date, substantially all of our revenue has been generated from sales of our OviTex products, and we therefore are highly dependent on their success.

▪
The recent outbreak of the COVID-19 has negatively impacted, and may continue to negatively impact, our commercialization strategy and the sales of OviTex and OviTex PRS.

▪
The commercial success of our products will largely depend upon attaining significant market acceptance.

▪
We currently have limited sales and marketing capabilities.

▪
We are highly dependent upon Aroa, as the exclusive manufacturer and supplier of our products.

▪
We rely on our own direct sales force for the majority of the sales of our products, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs.

▪
We may be unable to compete successfully with larger competitors in our highly competitive industry.

▪
The sizes of the markets for our current and future products have not been established with precision, and may be smaller than we estimate.

▪
Our long-term growth depends on our ability to enhance our product offerings.

▪
Our success depends in part on our intellectual property portfolio.

▪
Regulatory compliance is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

Corporate Information
We were incorporated on April 17, 2012. Our primary executive offices are located at 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355 and our telephone number is (484) 320-2930. Our website address is www.telabio.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and December 31, 2024, the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

▪
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

▪
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

▪
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and our other filings with the U.S. Securities and Exchange Commission, or the SEC. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption. As a result of these elections the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING
Common stock offered by us
3,000,000 shares
Common stock to be outstanding immediately after this offering
14,407,600 shares (or 14,857,600 shares if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares offered by us
450,000 shares
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $58.5 million (or approximately $67.3 million if the underwriters exercise in full their option to purchase up to 450,000 additional shares of common stock), based on an assumed public offering price of  $20.90 per share, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to hire additional sales and marketing personnel and expand marketing activities to support the ongoing commercialization of our OviTex and OviTex PRS product lines, to fund product development and research and development activities, which may include post-market clinical studies and IDE protocol development for our OviTex PRS products, and the remainder for working capital and general corporate purposes.
See “Use of Proceeds” for additional information.
Risk factors
You should carefully read the “Risk Factors” section of this prospectus and under similar headings in documents incorporated by reference into this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Nasdaq Global Market symbol
“TELA”
The number of shares of our common stock to be outstanding immediately after this offering is based on 11,407,600 shares of common stock outstanding as of March 31, 2020, and excludes:
▪
1,482,421 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, at a weighted-average exercise price of  $10.61 per share;

▪
398 shares of our unvested common stock that are subject to repurchase by us as of March 31, 2020;

▪
88,556 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, at an exercise price of  $28.65 per share;

▪
259,065 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan, or the 2019 Plan, as of March 31, 2020 (which does not include the 555,343 additional shares reserved for future issuance pursuant to the amendment and restatement of the 2019 Plan adopted on June 4, 2020, or any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the 2019 Plan); and
▪
107,887 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, or the ESPP, as well as any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
▪
no exercise of the outstanding options or warrants described above; and

▪
no exercise by the underwriters of their option to purchase up to 450,000 additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated statements of operations data for the years ended December 31, 2019 and 2018 and the three months ended March 31, 2020 and 2019 and our consolidated balance sheet data as of March 31, 2020. You should read the following tables together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. We have derived the consolidated statements of operations data for the years ended December 31, 2019 and 2018 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2020 and 2019 and the consolidated balance sheet data as of March 31, 2020 from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. The unaudited interim consolidated financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and the related notes incorporated by reference in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
	Year ended December 31,		Three months ended March 31,
	2019	2018	2020	2019
	(in thousands, except share and per share data)
Statement of Operations:
Revenue	$15,446	$8,274	$3,726	$3,306
Cost of revenue (excluding amortization of intangible assets)	5,870	4,547	1,450	1,432
Amortization of intangible assets	304	785	76	76
Gross profit	9,272	2,942	2,200	1,798
Operating expenses:
Sales and marketing	18,060	13,646	5,269	3,995
General and administrative	6,223	4,899	2,518	1,324
Research and development	4,151	4,339	912	1,659
Gain on litigation settlement	—	(2,160)	—	—
Total operating expenses	28,434	20,724	8,699	6,978
Loss from operations	(19,162)	(17,782)	(6,499)	(5,180)
Other (expense) income:
Interest expense	(3,609)	(1,802)	(879)	(912)
Loss on extinguishment of debt	—	(1,822)	—	—
Change in fair value of preferred stock warrant liability	(5)	244	—	36
Other income	351	70	158	90
Total other (expense) income	(3,263)	(3,310)	(721)	(786)
Net loss	(22,425)	(21,092)	(7,220)	(5,966)
Accretion of redeemable convertible preferred stock to redemption value	(7,783)	(8,823)	—	(2,025)
Net loss attributable to common stockholders	$(30,208)	$(29,915)	$(7,220)	$(7,991)
Net loss per common share, basic and diluted(1)	$(17.10)	$(101.41)	$(0.63)	$(27.00)
Weighted average common shares outstanding, basic and diluted(1)	1,766,412	294,988	11,406,783	295,992

(1)
See Note 3 to our annual and interim consolidated financial statements incorporated by reference in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share.

	As of March 31, 2020
	Actual	As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$46,700	$105,188
Working capital(1)	51,081	109,569
Total assets	58,841	117,329
Long-term debt with related party	30,381	30,381
Total stockholders’ equity	24,227	82,715

(1)
Working capital is calculated as current assets minus current liabilities.

(2)
Reflects the issuance and sale of shares of 3,000,000 shares of common stock in this offering at the public offering price of  $20.90 per share, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Such information is illustrative only, and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of  $20.90 per share, the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, would increase (decrease) the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $19.6 million, assuming the assumed public offering price of  $20.90 per share, the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks described below, together with all of the other information in this prospectus and the documents incorporated by reference into this prospectus, the risks identified under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as revised or supplemented by our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks facing our business, additional risks that we do not know of or that we currently think are immaterial may also arise and materially affect our business. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations, and our ability to accomplish our strategic objectives. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment.
Risks Related to Our Common Stock and this Offering
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares. In addition, we may issue additional securities in the future, which may result in additional dilution.
Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of  $15.36 per share, based on an assumed public offering price of  $20.90 per share, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, representing the difference between the assumed public offering price per share and our pro forma as adjusted net tangible book value per share as of March 31, 2020. To the extent outstanding stock options are exercised, new stock options are issued or we issue additional shares of common stock in the future, including through the sale of equity or convertible debt securities, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes and may not use them effectively.
We intend to use the net proceeds from this offering to hire additional sales and marketing personnel and expand marketing and physician education activities to support the ongoing commercialization of our OviTex and OviTex PRS product lines, to fund the research and development of new product offerings, post-market studies and IDE protocol development for our OviTex PRS products and for working capital and general corporate purposes. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning our management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.
Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents, short-term investments and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents, short-term investments and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

A significant portion of our outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding 14,407,600 shares of common stock, based on the number of shares common stock outstanding as of March 31, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares, approximately 5.0 million shares are restricted from sale as a result of 90-day lock-up agreements (which may be waived, with or without notice, by the representatives of the underwriters) but will be able to be sold beginning 90 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.
Moreover, holders of an aggregate of up to 4.2 million shares of our common stock, have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans, and we have registered shares issuable under the 2019 Plan, the ESPP and our 2012 Stock Incentive Plan pursuant to a Form S-8 filed with the SEC on November 25, 2019. Any shares so registered can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lockup agreements referred to above and described in the section of this prospectus entitled “Underwriting.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements made in this prospectus and the documents incorporated by reference into this prospectus that are not statements of historical or current facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements discuss our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and condition. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “potential,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. In addition, statements that “we believe” or similar statements reflect our beliefs and opinions on the relevant subject. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business.
You should understand that the following important factors could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:
▪
estimates regarding future results of operations, financial position, research and development costs, capital requirements and our needs for additional financing;

▪
the commercial success and the degree of market acceptance of our products;

▪
our ability to expand, manage and maintain our direct sales and marketing organization and to market and sell our products in the United States;

▪
the full extent to which the COVID-19 pandemic will, directly or indirectly, impact our business, results of operations and financial condition, including our revenue, expenses, manufacturing capability, supply chain integrity, research and development activities, and employee-related matters, including compensation, resulting from deferrals of elective procedures using our products;

▪
any future developments around COVID-19 and the uncertainty of COVID-19, including new information that may emerge, any resurgence in COVID-19 transmission and infection after the loosening of  “shelter-in-place” restrictions or resumption of surgical procedures, and the actions taken to contain or treat COVID-19, as well as the economic impact on regional, national and international customers and markets;

▪
the performance of Aroa in connection with the development and production of our products;

▪
our ability to compete successfully with larger competitors in our highly competitive industry;

▪
our ability to achieve and maintain adequate levels of coverage or reimbursement to our current and any future products we may seek to commercialize;

▪
our ability to enhance our products, expand our indications and develop and commercialize additional products;

▪
the development, regulatory approval, efficacy and commercialization of competing products;

▪
our business model and strategic plans for our products, technologies and business, including our implementation thereof;

▪
the size of the markets for our current and future products;

▪
our ability to attract and retain senior management and other highly qualified personnel;

▪
our ability to obtain additional capital to finance our planned operations;

▪
our ability to commercialize or obtain regulatory approvals for our products, or the effect of delays in commercializing or obtaining regulatory approvals;

▪
regulatory developments in the United States and internationally;

▪
our ability to develop and maintain our corporate infrastructure, including our internal controls;

▪
our ability to establish and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others;

▪
our expectations regarding the use of proceeds from our initial public offering; and

▪
other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements may not be achieved or occur at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under “Risk Factors” and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, which are incorporated by reference into this prospectus, and elsewhere in this prospectus and the documents incorporated by reference into this prospectus. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus or to reflect the occurrence of any unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends on indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $58.5 million (or approximately $67.3 million if the underwriters exercise in full their option to purchase up to 450,000 additional shares of our common stock), assuming a public offering price of  $20.90 per share, the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed public offering price of  $20.90 per share, the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, would increase (decrease) the net proceeds to us from this offering by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $19.6 million, assuming that the assumed public offering price remains the same. We do not expect that a change in the public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to hire additional sales and marketing personnel and expand marketing activities to support the ongoing commercialization of our OviTex and OviTex PRS product lines; to fund product development and research and development activities, which may include post-market clinical studies and IDE protocol development for our OviTex PRS products; and for working capital and general corporate purposes.
We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.
This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Dividend Policy
We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, capital requirements and other factors the board of directors deem relevant. In addition, our credit agreement with OrbiMed Royalty Opportunities II, LP contains covenants that restrict our ability to pay cash dividends and our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any other credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2020:
▪
on an actual basis; and

▪
on an as adjusted basis to give effect to our issuance and sale of 3,000,000 shares of our common stock in this offering at the assumed public offering price of  $20.90 per share, the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus and the “Summary Consolidated Financial Data” section of this prospectus.
	As of March 31, 2020
(in thousands, except share and per share data)	Actual	As Adjusted
	(Unaudited)
Cash, cash equivalents and short-term investments	$46,700	$105,188
Long-term debt with related party	$30,381	$30,381
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized and no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, actual and as adjusted; 11,407,998 shares issued and 11,407,600 shares outstanding, actual; 14,407,998 shares issued and 14,407,600 shares outstanding, as adjusted	11	14
Additional paid-in capital	199,287	257,772
Accumulated other comprehensive income	8	8
Accumulated deficit	(175,079)	(175,079)
Total stockholders’ equity	24,227	82,715
Total capitalization	$54,608	$113,096

The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of  $20.90 per share, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $19.6 million, assuming no change in the assumed public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The table above does not include:
▪
1,482,421 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, at a weighted-average exercise price of  $10.61 per share;

▪
398 shares of our unvested common stock that are subject to repurchase by us as of March 31, 2020;

▪
88,556 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, at an exercise price of  $28.65 per share;

▪
259,065 shares of our common stock reserved for future issuance under the 2019 Plan as of March 31, 2020 (which does not include the 555,343 additional shares reserved for future issuance pursuant to the amendment and restatement of the 2019 Plan adopted on June 4, 2020, or any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the 2019 Plan); and

▪
107,887 shares of our common stock reserved for future issuance under the ESPP, as well as any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.
Our historical net tangible book value as of March 31, 2020 was $21.4 million, or $1.88 per share of common stock based on 11,407,600 shares of common stock outstanding as of such date. Our historical net tangible book value represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding as of March 31, 2020.
After giving effect to the issuance and sale of 3,000,000 shares of common stock in this offering at the assumed public offering price of  $20.90 per share, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would have been $79.9 million, or $5.54 per share. This represents an immediate increase in net tangible book value of  $3.66 per share to our existing stockholders and an immediate dilution of $15.36 per share to new investors purchasing shares of our common stock in this offering. We determine dilution per share to new investors by subtracting our as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors in this offering.
The following table illustrates this dilution on a per share basis:
Assumed public offering price per share		$20.90
Historical net tangible book value per share as of March 31, 2020	$1.88
Increase in net tangible book value per share attributable to new investors participating in this offering	3.66
As adjusted net tangible book value per share after this offering		5.54
Dilution per share to new investors participating in this offering		$15.36

The as adjusted dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of  $20.90 per share, which is the last reported sale price of our common shares on the Nasdaq Global Market on June 22, 2020, would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.20 per share and the dilution to new investors purchasing common stock in this offering by $0.80 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $0.92 and decrease the dilution per share to new investors participating in this offering by $0.92, assuming no change in the assumed public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us would decrease the as adjusted net tangible book value per share after this offering by $1.05 and increase the dilution per share to new investors participating in this offering by $1.05, assuming no change in the assumed public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase up to 450,000 additional shares of common stock, the as adjusted net tangible book value per share after giving effect to this offering would be $5.97 per share, representing an immediate increase to existing stockholders of  $4.09 per share and immediate dilution to new investors participating in this offering of  $14.93 per share, based on assumed public offering price of  $20.90, which is the last reported trading price of our common stock on the Nasdaq Global Market on June 22, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The foregoing discussion and tables are based on 11,407,600 shares of common stock outstanding as of March 31, 2020, and excludes:
▪
1,482,421 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, at a weighted-average exercise price of  $10.61 per share;

▪
398 shares of our unvested common stock that are subject to repurchase by us as of March 31, 2020;

▪
88,556 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, at an exercise price of  $28.65 per share;

▪
259,065 shares of our common stock reserved for future issuance under the 2019 Plan as of March 31, 2020 (which does not include the 555,343 additional shares reserved for future issuance pursuant to the amendment and restatement of the 2019 Plan adopted on June 4, 2020, or any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the 2019 Plan); and

▪
107,887 shares of our common stock reserved for future issuance under the ESPP, as well as any annual increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

To the extent that stock options are exercised, new stock options are issued under our stock incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management
The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus:
Name	Position	Class and Term	Age
Antony Koblish	President, Chief Executive Officer, Director	Class II – 2021	54
Lisa Colleran	Director	Class I – 2023	62
Doug Evans	Director	Class I – 2023	55
Kurt Azarbarzin	Director	Class II – 2021	58
Adele Oliva	Director	Class II – 2021	54
Vince Burgess	Director	Class III – 2022	55
Federica O’Brien	Director	Class III – 2022	62
Nora Brennan	Chief Financial Officer	—	51
Maarten Persenaire, MD	Chief Medical Officer	—	63
E. Skott Greenhalgh, PhD	Chief Technology Officer	—	52
Peter Murphy	Chief Commercial Officer	—	48
Antony Koblish is one of our co-founders and has served as our President and Chief Executive Officer and as a member of the Board since our founding in April 2012. Previously, Mr. Koblish was President and Chief Executive Officer of Orthovita, Inc., a publicly traded orthobiologics and biosurgery medical device company. Mr. Koblish co-founded and currently serves as Chairman of the Board of Onkos Surgical, a surgical oncology company, and is an operating partner with 1315 Capital, a private investment firm that provides expansion and growth capital to commercial-stage specialty pharmaceutical, medical technology, and health care services companies. Mr. Koblish also serves as the Chairman of the Board of Cerapedics, a private ortho-biologics company. As Chairman of the Board of Cerapedics and Onkos Surgical, Mr. Koblish attends one board meeting per quarter, respectively, and as an operating partner for 1315 Capital, Mr. Koblish attends one to two meetings per quarter. The remainder of Mr. Koblish’s time is dedicated to serving as our Chief Executive Officer. Mr. Koblish earned a Master of Science in Engineering degree in Mechanical Engineering and Applied Mechanics from the University of Pennsylvania, and holds a Bachelor of Science degree in Mechanical Engineering from Worcester Polytechnic Institute.
Lisa Colleran has been a member of our Board since April 2020. Ms. Colleran has been the principal of LNC Advisors, LLC, a strategic consulting firm that specializes in assisting biotech, pharmaceutical and medical device companies since February 2014. From October 2018 to September 2019, Ms. Colleran served as the Chief Executive Officer of Vivex Biomedical, Inc. and from January 2014 to October 2018, she served as Principal of Mica Partners, a strategic consulting firm. Prior to founding LNC Advisors, Ms. Colleran served as chief executive officer of LifeCell Corporation and a board member for Centaur Guerney L.P. (a holding company of LifeCell Corporation) from January 2012 to April 2013. Ms. Colleran also served as the global president of LifeCell Corporation from May 2008 to January 2012. Prior to assuming the role of global president, Ms. Colleran served as LifeCell’s vice president of marketing and business development from December 2002 until July 2004 and as senior vice president of commercial operations from July 2004 until May 2008. Prior to joining LifeCell, Ms. Colleran served as vice president and general manager of Renal Pharmaceuticals for Baxter Healthcare Corporation from 2000 to 2002 and served in various other sales and marketing positions at Baxter, from 1983 to 2000. Ms. Colleran currently serves on the board of directors for Establishment Labs, an innovative breast implant company, Ariste Medical, a medical device company and Rockwell Medical, a specialty pharmaceutical company focused on renal failure. Ms. Colleran holds an M.B.A. from Loyola University of Chicago and a B.S.N. degree from Molloy College. Ms. Colleran’s public company experience, broad healthcare management, market development and commercialization experience and her knowledge of healthcare policy and regulation, patient care delivery, clinical research and medical technology assessment provide her with the qualifications and skills to serve on our Board.
Doug Evans has been a member of our Board since April 2020. Mr. Evans has served as the President and Chief Executive Officer of Lungpacer Medical Inc., a medical device company, since January 2014. Prior to joining Lungpacer, Mr. Evans served as the Chief Operating Officer and a member of the board of directors of Kensey Nash Corporation, a medical device company, from March 1995 to June 2013. Mr. Evans currently serves on the board of directors of Intact Vascular, a medical device company. Mr. Evans holds a Master of Science degree in Electrical Engineering and Photonics from the University of Pennsylvania, a M.B.A. from Pennsylvania State University Great Valley School of Graduate Professional Studies and a Bachelor’s of Science in Engineering Sciences from the Pennsylvania State University. Mr. Evans’ extensive executive leadership experience, deep knowledge of the medical device field and his experience with the commercialization of medical products provide him with the qualifications and skills to serve on our Board.
Kurt Azarbarzin has been a member of our Board since November 2018. Mr. Azarbarzin has served as Chief Executive Officer and a member of the board of directors of Verb Surgical Inc., a robotic surgery company, since July 2019. Mr. Azarbarzin previously served as Chief Technology Officer for CONMED Corporation, a global, publicly-traded medical device company dedicated to helping customers improve patient outcomes, from 2016 to July 2019. Mr. Azarbarzin is the former Founder of SurgiQuest, Inc., a medical device company focused on advancing minimally invasive surgery, and served as its Chief Executive Officer from 2005 until June 2016. Mr. Azarbarzin is a member of the executive board at Center for Biomedical Innovation and Technology at Yale University. Mr. Azarbarzin previously held leadership roles in Research and Development at U.S. Surgical & Tyco Healthcare. He earned a Bachelor of Science from the University of Bridgeport and completed advanced graduate studies in mechanical design at Bridgeport Engineering Institute and manufacturing engineering at Bradley University. Mr. Azarbarzin’s expertise in the medical device industry and experience as an executive officer in the medical device field provide him with the qualifications and skills to serve on our Board.
Adele Oliva has been a member of our Board since 2012. Ms. Oliva co-founded 1315 Capital, a firm focused on health care growth investing, in 2014. Since 2007, Ms. Oliva has served as a partner of Quaker Partners, a healthcare investment firm. Prior to joining Quaker Partners, she was Co-Head of US Healthcare at Apax Partners, a global private equity firm. Ms. Oliva serves as a member of the board of directors of Colorescience, Innovative Health, Sprout Pharmaceuticals, Greenbrook TMS Inc. and Onkos Surgical. She received a Bachelor of Science degree from St. Joseph’s University and a Masters of Business Administration from Cornell University, where she was awarded the Albert Fried fellowship. Ms. Oliva’s extensive finance and health care experience, as well as her insight into commercial-stage specialty medical technology companies provide her with the qualifications and skills to serve on our Board.
Vince Burgess has been a member of our Board since December 2012. Mr. Burgess has served as President, Chief Executive Officer and member of the board of directors of Acutus Medical, a medical device company, since October 2017 and he has served as a Venture Partner with OrbiMed Advisors, LLC, a healthcare investment firm, since September 2011. Prior to joining OrbiMed, Mr. Burgess was a member of the initial executive team at Volcano Corporation, where he served as President of Advanced Imaging Systems. He also led marketing and business development at Volcano from 2002 to 2010. He currently serves as a member of the board of directors of NeuroPace, Inc., Sonendo Inc. and Ornim Medical. He has previously served on the boards of Keystone Heart, Inc., Vessix Vasular, Cryterion Medical and CardiAQ, Inc. He earned his Bachelor of Science degree in Business Administration from the University of South Carolina and his Masters of Business Administration from the University of California, Los Angeles. Mr. Burgess’ expertise in marketing and business development, as well as his operational and board experience in the surgical tool field provide him with the qualifications and skills to serve on our Board.
Federica O’Brien has been a member of our Board since November 2019. Ms. O’Brien has been the President of CFO’Brien Consulting, LLC since January of 2018 providing operational and financial consulting primarily for biotech companies. Previously she served as Chief Financial Officer of Complexa Inc., a biopharmaceutical company, from May 2015 to December 2017 and as Chief Financial Officer of Cerecor Inc., a biopharmaceutical company, from April 2013 to May 2015. Prior to that, Ms. O’Brien served as the Chief Financial Officer and Chief Operating Officer of Cervilenz Inc., a privately held medical device company, from June 2011 through April 2013, and as Director of Life Sciences for McGladrey LLP, an independent accounting firm, from February 2010 through May 2011. From July 2009 through February 2010, Ms. O’Brien provided financial and strategic consulting services. From April 2005 through July 2009, Ms. O’Brien served as the Chief Financial Officer of Cardiokine Inc., a privately held biotechnology company. Prior to 2005, Ms. O’Brien was Controller at Barrier Therapeutics during and subsequent to the biotechnology company’s initial public offering and was

Chief Financial Officer at Infonautics, Inc., then a publicly held technology company. She began her career at public accounting firms including most recently as an Audit Manager for Coopers & Lybrand. Ms. O’Brien received her B.A. in Accounting from Rutgers University and is a Certified Public Accountant in the State of New Jersey. Ms. O’Brien’s financial, accounting management and audit expertise provide her with the qualifications and skills to serve on our Board.
Nora Brennan has served as our Chief Financial Officer since January 2019. Previously, Ms. Brennan performed consulting services from April 2018 until January 2019 and served as Chief Financial Officer at Xeris Pharmaceuticals, Inc., a specialty pharmaceutical company, from June 2017 until April 2018. From June 2006 to June 2017, she was employed at Integra Lifesciences Corporation, a global medical device company, where she held various senior leadership roles, including Senior Vice President, Investor Relations and Corporate Treasurer. Prior to joining Integra, Ms. Brennan worked at Citigroup and JP Morgan in various finance and investment banking roles. Ms. Brennan holds a Master of Business Administration degree from the University of Chicago Booth School of Business and a Bachelor of Arts from the University of Illinois.
Maarten Persenaire, MD is one of our co-founders and has served as our Chief Medical Officer since December 2012. From 1999 to 2011, Dr. Persenaire was Chief Medical Officer at Orthovita, Inc. Dr. Persenaire received his Doctor of Medicine degree at Groningen University in The Netherlands.
E. Skott Greenhalgh, PhD has served as our Chief Technology Officer since December 2016, and as our Vice President of Research and Development from January 2013 through November 2016. Previously, Dr. Greenhalgh served as Chief Technology Officer at Stout Medical Group LP and US Biodesign Inc. Dr. Greenhalgh received his Doctor of Philosophy degree in Fiber and Polymer Science and his Master’s degree in Textile Engineering from North Carolina State University, and his Bachelor of Science degree in Mechanical Engineering is from Drexel University.
Peter Murphy has served as our Chief Commercial Officer since January 2020. Mr. Murphy has more than 20 years of commercial sales and marketing experience at leading medical device and pharmaceutical companies. Most recently, he was Vice President of Sales at Pacira Pharmaceuticals from July 2017 to January 2020, where he led the development, management, expansion and execution of a product sales team in the United States. He also served as Pacira Pharmaceuticals’ Area Sales Director, Eastern U.S., from January to July 2017 and its Regional Business Director, Northeast, and Field Director of Marketing from January 2014 to January 2017. His experience prior to Pacira includes sales and management positions with Medtronic Spine & Biologics, Stryker, and SmithKline Beecham. Mr. Murphy holds a Bachelor of Arts from Gettysburg College.

Principal Stockholders
The following table sets forth certain information regarding the beneficial ownership of common stock as of June 12, 2020 by (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (b) each of our named executive officers, (c) each director, and (d) all executive officers and directors as a group.
The percentage of common stock outstanding “before this offering” and “after this offering” is based on 11,411,469 shares of our common stock outstanding as of June 12, 2020 and assumes the sale in this offering of 3,000,000 shares of our common stock, based on an assumed offering price of  $20.90, which is the last reported trading price on the Nasdaq Global Market on June 22, 2020. For purposes of the table below, and in accordance with the rules of the SEC, we deem shares of common stock subject to options that are currently exercisable or exercisable within sixty days of June 12, 2020 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each of the persons or entities in this table has sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise noted below, the street address of each beneficial owner is c/o TELA Bio, Inc., 1 Great Valley Parkway, Suite 24, Malvern, PA 19355. As of June 12, 2020, there were approximately 88 record holders of our common stock.
	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage Before this Offering	Percentage After this Offering
5% or Greater Stockholders
Quaker BioVentures II, L.P.(1)	1,769,196	15.5%	12.3%
RTW Investments, LP(2)	1,139,358	10.0%	7.9%
EW Healthcare Partners 2-UGP, LLC(3)	769,231	6.7%	5.3%
Orbimed Private Investments IV, LP(4)	3,058,267	26.7%	21.2%
Signet Healthcare Partners Accredited Partnership III, LP(5)	618,609	5.4%	4.3%
Pacira BioSciences, Inc.(6)	774,056	6.8%	5.4%
Named Executive Officers and Directors
Antony Koblish(7)	287,657	2.5%	2.0%
Maarten Persenaire, MD(8)	96,196	*	*
E. Skott Greenhalgh, PhD(9)	48,697	*	*
Kurt Azarbarzin(10)	10,282	*	*
Federica O’Brien(11)	1,999	*	*
Adele Oliva(12)	1,770,528	15.5%	12.3%
Vince Burgess(13)	19,064	*	*
Lisa Colleran(14)	666	*	*
Doug Evans(15)	666	*	*
All executive officers and directors as a group (11 persons)	2,253,369	19.3%	15.4%

*
Less than 1%.

(1)
Consists of  (i) 1,751,100 shares of common stock and (ii) 18,096 shares of common stock issuable upon exercise of warrants to purchase common stock held by Quaker BioVentures, II, L.P. Quaker BioVentures Capital II, L.P. serves as the partner of Quaker BioVentures, II, L.P. Quaker BioVentures Capital II, LLC serves as the general partner of Quaker BioVentures Capital II, L.P and Quaker BioVentures Capital II, LLC may be deemed to have beneficial ownership of the shares held by Quaker BioVentures II, L.P. Quaker Bioventures Capital II, LLC exercises this investment and voting power through a management committee comprised of Adele C. Oliva, Richard S. Kollender, P. Sherrill Neff, and Ira M. Lubert. Each of Quaker Bioventures II, LLC, Adele C. Oliva, Richard S. Kollender, P. Sherrill Neff, and Ira M. Lubert disclaims beneficial ownership of the shares held by Quaker BioVentures , II, L.P., except to the extent of its or his pecuniary interest therein. The address for Quaker BioVentures II, L.P. is 150 Monument Road, Suite 207, Bala Cynwyd, PA 19004.

(2)
Consists of 1,139,358 shares of common stock held by RTW Master Fund, Ltd. and one or more private funds (together with RTW Master Fund, Ltd., collectively, the “Funds”). The Funds are managed by RTW Investments, LP, or the Adviser. The Advisor, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of the shares held by the Funds. Roderick Wong is the Managing Partner of the Advisor and may be deemed to beneficially own the shares held by the Funds. The address of RTW Investments, LP is 412 West 15th Street, Floor 9, New York, New York 10011.

(3)
Consists of 769,231 shares of common stock held by EW Healthcare Partners 2, L.P., or EWHP, and EW Healthcare Partners 2-A, L.P. , or EWHPA, and together with EWHP, the Funds. The Funds are managed by EW Healthcare Partners 2 GP, L.P., or EWHP2 GP, and EW Healthcare Partners 2-UGP, LLC, or EWHP2 General Partner, and, together with EWHP2 GP, the Managers, and as a result may be deemed to have beneficial ownership over the shares held by the Funds. The Managers exercise investment and voting power through a management committee comprised of Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio. The business address for the Funds and the Managers is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(4)
Consists of  (i) 3,027,542 shares of common stock and (ii) 30,725 shares of common stock issuable upon exercise of warrants to purchase common stock held by held by OrbiMed Private Investments IV, LP, or OPI IV. OrbiMed Capital GP IV LLC, or GP IV, is the general partner of OPI IV. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP IV. By virtue of such relationships, GP IV and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI IV. Both GP IV and OrbiMed Advisors may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OPI IV. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein. Each of GP IV, OrbiMed Advisors, Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein disclaims beneficial ownership of the shares held by OPI IV, except to the extent of its or his pecuniary interest therein if any. The business address for OPI IV is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(5)
Consists of  (i) 106,052 shares of common stock held by Signet Healthcare Partners Accredited Partnership III, LP; (ii) 505,281 shares of common stock held by Signet Healthcare Partners QP Partnership III, LP; (iii) 1,262 shares of common stock issuable upon exercise of warrants to purchase common stock held by Signet Healthcare Partners Accredited Partnership III, LP; and (iv) 6,014 shares of common stock issuable upon exercise of warrants to purchase common stock held by Signet Healthcare Partners QP Partnership III, LP. Signet Healthcare GP III, LP is the general partner of Signet Healthcare Partners QP Partnership III LP and Signet Healthcare Partners Accredited Partnership III, LP, and as a result may be deemed to have beneficial ownership of such shares. James C. Gale exercises voting and dispositive power over the shares held by Signet Healthcare Partners Accredited Partnership II, LP and Signet Healthcare Partners QP Partnership II, LP. Each of Signet Healthcare GP III, LP and Mr. Gale disclaims beneficial ownership of the shares held by each of Signet Healthcare Partners Accredited Partnership II, LP and Signet Healthcare Partners QP Partnership II, LP, except to the extent of it or his pecuniary interest therein. The address for Signet Healthcare Partners Accredited Partnership III, LP is 152 West 57th Street, 19th Floor, New York, NY 10019.

(6)
Voting and investment decisions with respect to these shares are made by Ronald Ellis. The address for Pacira BioSciences, Inc. is 5 Sylvan Way, Suite 300, Parsippany, NJ 07054.

(7)
Consists of  (i) 154,085 shares of common stock; (ii) 436 shares of common stock issuable upon exercise of warrants to purchase common stock; and (iii) 133,136 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(8)
Consists of  (i) 78,887 shares of common stock; (ii) 523 shares of common stock issuable upon exercise of warrants to purchase common stock; and (iii) 16,786 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(9)
Consists of  (i) 10,510 shares of common stock; (ii) 80 shares of common stock issuable upon exercise of warrants to purchase common stock; and (iii) 38,107 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(10)
Consists of 10,282 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(11)
Consists of 1,999 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(12)
Consists of  (i) 1,751,100 shares of common stock held by Quaker BioVentures, II, L.P.; (ii) 18,096 shares of common stock issuable upon exercise of warrants to purchase common stock held by Quaker BioVentures, II, L.P.; and (iii) 1,332 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020. Quaker BioVentures Capital II, L.P. serves as the partner of Quaker BioVentures, II, L.P. Quaker BioVentures Capital II, LLC serves as the general partner of Quaker BioVentures Capital II, L.P and Quaker BioVentures Capital II, LLC may be deemed to have beneficial ownership of the shares held by Quaker BioVentures II, L.P. Quaker Bioventures Capital II, LLC exercises this investment and voting power through a management committee comprised of Adele C. Oliva, Richard S. Kollender, P. Sherrill Neff, and Ira M. Lubert. Each of Quaker Bioventures II, LLC, Adele C. Oliva, Richard S. Kollender, P. Sherrill Neff, and Ira M. Lubert disclaims beneficial ownership of the shares held by Quaker BioVentures , II, L.P., except to the extent of its or his pecuniary interest therein. The address for Quaker BioVentures II, L.P. is 150 Monument Road, Suite 207, Bala Cynwyd, PA 19004.

(13)
Consists of 19,064 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(14)
Consists of 666 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

(15)
Consists of 666 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 12, 2020.

DESCRIPTION OF CAPITAL STOCK
We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our common stock is registered under Section 12(b) of the Exchange Act. The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our fourth amended and restated certificate of incorporation and our second amended and restated bylaws, each of which was included as an exhibit to our Annual Report on Form 10-K filed with the SEC on March 30, 2020, which is incorporated by reference into this prospectus. We encourage you to read our fourth amended and restated certificate of incorporation and our second amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for additional information.
General
Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our outstanding shares of common stock are fully paid and nonassessable.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66 2∕3% of the voting power of all of the then outstanding voting stock is required to take certain actions, including amending certain provisions of our fourth amended and restated certificate of incorporation, such as the provisions relating to amending our second amended and restated bylaws, procedures for our stockholder meetings, the classified board, director liability, and exclusive forum for proceedings.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Preferred Stock
Our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock.
We have no present plans to issue any shares of preferred stock.
Warrants
We have warrants to purchase an aggregate of 88,556 shares of our common stock outstanding with an exercise price of  $28.65 per share. These warrants may be exercised at any time and from time to time, in whole or in part.
Anti-Takeover Provisions of Delaware Law and Our Charter Documents
Our fourth amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Elimination of Stockholder Action by Written Consent
Our fourth amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Amendment of Charter Provisions
Our fourth amended and restated certificate of incorporation provides that the affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend certain provisions of our fourth amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend or repeal our second amended and restated bylaws, although our second amended and restated bylaws may be amended by a simple majority vote of our board of directors.
Classified Board; Election and Removal of Directors
Our fourth amended and restated certificate of incorporation provides that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and gives our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.
Choice of Forum
Our fourth amended and restated certificate of incorporation provides that, unless our board of directors consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our fourth amended and restated certificate of incorporation and our second amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine, except, in each case, (A) any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non- U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
▪
U.S. expatriates and former citizens or long-term residents of the United States;
persons subject to the alternative minimum tax;

▪
persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

▪
banks, insurance companies and other financial institutions;

▪
brokers, dealers or traders in securities;

▪
“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

▪
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

▪
tax-exempt organizations or governmental organizations;

▪
persons deemed to sell our common stock under the constructive sale provisions of the Code;

▪
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

▪
tax-qualified retirement plans;

▪
“qualified foreign pension funds” and entities all of the interests of which are held by qualified foreign pension funds; and

▪
persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
▪
an individual who is a citizen or resident of the United States;

▪
a corporation or entity treated as a corporation that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

▪
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

▪
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
▪
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

▪
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

▪
our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.
Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities if the non-U.S. holder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertakes to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated           , among us and Jefferies LLC and Piper Sandler & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:
Underwriter	Number of Shares
Jefferies LLC
Piper Sandler & Co.
Canaccord Genuity LLC
JMP Securities LLC
Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of  $      per share of common stock. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the estimated underwriting discounts and commissions referred to above, will be approximately $450,000. We will agree to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount not to exceed $35,000 in the aggregate.
Listing
Our common stock is listed on The Nasdaq Global Market under the trading symbol “TELA”.
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, our executive officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:
▪
sell, offer to sell, contract to sell or lend, effect any short sale, establish or increase any "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any "call equivalent position" (as defined in Rule 16a-1(b) under the Exchange Act), pledge, hypothecate or grant any security interest in, enter into a swap, hedge or similar arrangement that transfers the economic risk of ownership of, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

▪
publicly announce an intention to do any of the foregoing

for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Sandler & Co.
This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.
Jefferies LLC and Piper Sandler & Co. may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships
The underwriter and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriter and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the EEA
In relation to each member state of the European Economic Area (each, an “EEA Member State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that EEA Member State except that an offer to the public in that EEA Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to any securities in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Bermuda
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to Prospective Investors in Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia, you confirm and warrant that you are either:
▪
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

▪
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

▪
a person associated with the Company under Section 708(12) of the Corporations Act; or

▪
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares of our common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares of our common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Notice to Prospective Investors in Hong Kong
No shares of our common stock have been offered or sold, and no shares of our common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) or the Securities and Futures Ordinance (Cap. 571) of Hong Kong. No document, invitation or advertisement relating to the shares of our common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of our common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of our common stock will be required, and is deemed by the acquisition of the shares of our common stock, to confirm that he is aware of the restriction on offers of the shares of our common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered, any shares of our common stock in circumstances that contravene any such restrictions.
Notice to Prospective Investors in Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from S-30 the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase, of the shares of our common stock may not be issued, circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
▪
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

▪
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:
▪
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

▪
where no consideration is or will be given for the transfer;

▪
where the transfer is by operation of law;

▪
as specified in Section 276(7) of the SFA; or

▪
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland
The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA) and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to Prospective Investors in Canada
(A) Resale Restrictions
The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.
(B) Representations of Canadian Purchasers
By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
▪
the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

▪
the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

▪
where required by law, the purchaser is purchasing as principal and not as agent, and

▪
the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest
Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
(D) Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E) Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F) Taxation and Eligibility for Investment
Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The consolidated financial statements of TELA Bio, Inc. as of December 31, 2019 and 2018, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the web site of the SEC referred to above. We also maintain a website at www.telabio.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus), and the inclusion of our website address in this prospectus is an inactive textual reference only.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39130):
▪
our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020;

▪
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 23, 2020, as amended by Amendment No. 1 to our definitive proxy statement on Schedule 14A, which was filed with the SEC on May 1, 2020;

▪
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 15, 2020;

▪
our Current Reports on Form 8-K, filed with the SEC on January 29, 2020, April 23, 2020, May 4, 2020 and June 8, 2020; and

▪
the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 7, 2019, including any amendments or reports filed for the purposes of updating this description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the termination of the offering as to which this prospectus relates. Information in such future filings updates and supplements the information provided or incorporated by reference in this prospectus.
Any information in this prospectus or any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to TELA Bio, Inc., Attn: Corporate Secretary, 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355.
You also may access these filings on our website at www.telabio.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

3,000,000 Shares
TELA Bio, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers
Jefferies
Piper Sandler
Lead Manager
Canaccord Genuity
Co-Manager
JMP Securities
           , 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.
Amount to be Paid
SEC registration fee	$9,669
FINRA filing fee	11,673
Printing and engraving fees	100,000
Legal fees and expenses	220,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous expenses	3,658
Total	$450,000

Item 14. Indemnification of Directors and Officers.
The registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The registrant’s second amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
We have entered or intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, or the Securities Act, against certain liabilities.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding all unregistered securities sold by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
1.
Issuance of Capital Stock, Convertible Notes and Warrants.

A.
On April 26, 2018, in connection with the closing of an $8.0 million term loan under our $14.0 million debt financing transaction with MidCap Financial, we issued warrants to MidCap Financial Trust to purchase 206,897 shares of our Series B Preferred Stock at an exercise price of  $1.16 per share. An aggregate of  $0.2 million of the term loan was allocated to the purchase price for the warrants. Immediately prior to the completion of our initial public offering, or our IPO, these warrants became exercisable for up to 8,379 shares of our common stock, at an exercise price of  $28.65 per share.

B.
On October 23, 2017, we issued an aggregate of 12,931,034 shares of our Series B Preferred Stock to Pacira Pharmaceuticals, Inc. at a price per share of  $1.16, for aggregate consideration of  $15.0 million. These shares automatically converted into 523,735 shares of our common stock immediately prior to the completion of our IPO.

C.
On March 23, 2018, we issued an aggregate of 431,034 shares of our Series B Preferred Stock to ProMedica Health System, Inc. at a price per share of  $1.16, for aggregate consideration of  $0.5 million. These shares automatically converted into 17,457 shares of our common stock immediately prior to the completion of our IPO.

D.
On April 13, 2018, we issued an aggregate of 431,034 shares of our Series B Preferred Stock to Checkmate Strategic Capital 1, LLC at a price per share of  $1.16, for aggregate consideration of  $0.5 million. These shares automatically converted into 17,457 shares of our common stock immediately prior to the completion of our IPO.

E.
On April 27, 2018, we issued an aggregate of 432,000 shares of our Series B Preferred Stock to George DeNoto III, MD at a price per share of  $1.16, for aggregate consideration of $0.5 million. These shares automatically converted into 17,496 shares of our common stock immediately prior to the completion of our IPO.

F.
On November 20, 2018, we issued an aggregate of 1,781,967 shares of our Series B Preferred Stock to investors at a price per share of  $1.16, for aggregate consideration of  $2.1 million. These shares automatically converted into 72,170 shares of our common stock immediately prior to the completion of our IPO.

G.
On December 31, 2018, we issued an aggregate of 531,034 shares of our Series B Preferred Stock to investors at a price per share of  $1.16, for aggregate consideration of  $0.6 million. These shares automatically converted into 21,504 shares of our common stock immediately prior to the completion of our IPO.

H.
On January 31, 2019, we issued an aggregate of 431,034 shares of our Series B Preferred Stock to Promedica Health Systems, Inc. at a price per share of  $1.16, for aggregate consideration of  $0.5 million. These shares automatically converted into 17,457 shares of our common stock immediately prior to the completion of our IPO.

I.
On June 28, 2019, we issued an aggregate of 10,123,480 shares of our Series B Preferred Stock to holders of our preferred stock at a price per share of  $1.16, for aggregate consideration of  $11.7 million. These shares automatically converted into 410,411 shares of our common stock immediately prior to the completion of our IPO.

J.
On July 31, 2019, we issued an aggregate of 1,463,959 shares of our Series B Preferred Stock to holders of our preferred stock at a price per share of  $1.16, for aggregate consideration of  $1.7 million. These shares automatically converted into 59,283 shares of our common stock immediately prior to the completion of our IPO.

K.
On August 30, 2019, we issued an aggregate of 509,483 shares of our Series B Preferred Stock to investors at a price per share of  $1.16, for aggregate consideration of  $0.6 million. These shares automatically converted into 20,632 shares of our common stock immediately prior to the completion of our IPO.

L.
On November 7, 2019, we granted options to purchase an aggregate of 883,042 shares of our common stock with an exercise price of  $13.00 per share to 66 employees and seven directors.

2.
Equity Awards.

From January 1, 2016 until the filing of our registration statement on Form S-8 (File No. 3333-235241) on November 25, 2019, we granted stock options to employees, officers, directors and consultants covering an aggregate of 375,658 shares of our common stock, having exercise prices of  $5.93 and $10.62 per share, in connection with services provided to us by such parties and we issued an aggregate of 5,738 shares of our common stock to employees, officers, directors and consultants upon their exercise of stock options, for aggregate cash consideration of approximately $32,847.
Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits
1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to exhibit 3.1 of the Company’s Current Report on Form 8-K filed on November 19, 2019)
3.2	Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.2 of the Company’s Current Report on Form 8-K filed on November 19, 2019)
4.1	Specimen Common Stock Certificate of the Company (incorporated by reference to exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
4.2	Amended and Restated Investors’ Rights Agreement (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
4.3	First Amendment and Joinder to Amended and Restated Investors’ Rights Agreement (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
5.1*	Opinion of Pepper Hamilton LLP
10.1	Form of Indemnification Agreement by and between the Company and its individual directors and officers (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.2	TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.3	Amendment to the TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.4	Second Amendment to the TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.5	Third Amendment to the TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.6	Fourth Amendment to the TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.7	Fifth Amendment to the TELA Bio, Inc. 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.8	Form of Incentive Stock Option Agreement pursuant to the 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.9	Form of Nonstatutory Stock Option Agreement pursuant to 2012 Stock Incentive Plan (incorporated by reference to exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.10	TELA Bio, Inc. Amended and Restated 2019 Equity Incentive Plan (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39130), dated June 4, 2020)

10.11	Form of TELA Bio, Inc. 2019 Equity Incentive Plan Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.12	TELA Bio, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.13	TELA Bio, Inc. Non-Employee Director Compensation Policy (incorporated by reference to exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.14	Amended and Restated Employment Agreement, dated October 25, 2019, by and between the Company and Antony Koblish (incorporated by reference to exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.15	Amended and Restated Employment Agreement, dated October 25, 2019, by and between the Company and Maarten Persenaire, M.D. (incorporated by reference to exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.16	Amended and Restated Employment Agreement, dated October 25, 2019, by and between the Company and Skott Greenhalgh (incorporated by reference to exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.17	Amended and Restated Employment Agreement, dated October 25, 2019, by and between the Company and Nora Brennan (incorporated by reference to exhibit 10.31 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.18	Credit Agreement, dated November 16, 2018, by and between the Company and OrbiMed Royalty Opportunities II, LP (incorporated by reference to exhibit 10.22 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.19#	Second Amended and Restated License, Product Development and Supply Umbrella Agreement, dated July 16, 2015, by and between the Company and Aroa Biosurgery Ltd. (incorporated by reference to exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.20#	Amendment to Second Amended and Restated License, Product Development and Supply Umbrella Agreement, dated November 26, 2015, by and between the Company and Aroa Biosurgery Ltd. (incorporated by reference to exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.21#	Amendment to Second Amended and Restated License, Product Development and Supply Umbrella Agreement, dated January 3, 2019, by and between the Company and Aroa Biosurgery Ltd. (incorporated by reference to exhibit 10.25 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.22#	Addendum to the Second Amended and Restated License, Product Development and Supply Umbrella Agreement, dated August 27, 2019, by and between the Company and Aroa Biosurgery Ltd. (incorporated by reference to exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 30, 2020)
10.23#	Addendum to the Second Amended and Restated License, Product Development and Supply Agreement, dated February 15, 2020, by and between the Company and Aroa Biosurgery Limited (incorporated by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2020)
10.24	Lease between the Company and Liberty Property Limited Partnership, dated January 31, 2013 (incorporated by reference to exhibit 10.26 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.25	First Amendment to Lease between the Company and Liberty Property Partnership, dated June 19, 2014 (incorporated by reference to exhibit 10.27 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)

10.26	Second Amendment to Lease between the Company and WPT Land 2 LP (as successor in interest to Liberty Property Limited Partnership), dated January 17, 2018 (incorporated by reference to exhibit 10.28 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
10.27	Employment Agreement, dated January 17, 2020, by and between the Company and Peter Murphy (incorporated by reference to exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 30, 2020)
21.1	Subsidiaries of the Registrant (incorporated by reference to exhibit 21.1 to the Company’s Registration Statement on Form S-1 (File No. 333-234217), dated November 7, 2019)
23.1*	Consent of KPMG LLP
23.2*	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page to this Registration Statement on Form S-1)

*
Filed herewith.

#
Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

(b) Financial Statements Schedules:
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:
(a)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Borough of Malvern, Commonwealth of Pennsylvania, on the 23rd day of June, 2020.
TELA BIO, INC.
By:
/s/ Antony Koblish

Name: Antony Koblish
Title:   President and Chief Executive Officer
POWER OF ATTORNEY AND SIGNATURES
Each of the undersigned directors and officers of TELA Bio, Inc. hereby constitutes and appoints each of Antony Koblish and Nora Brennan as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement related to this registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or the Securities Act, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Antony Koblish Antony Koblish	President, Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2020
/s/ Nora Brennan Nora Brennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 23, 2020
/s/ Doug Evans Doug Evans	Chairman, Board of Directors	June 23, 2020
/s/ Kurt Azarbarzin Kurt Azarbarzin	Director	June 23, 2020
/s/ Vince Burgess Vince Burgess	Director	June 23, 2020
/s/ Lisa Colleran Lisa Colleran	Director	June 23, 2020

Name	Title	Date
/s/ Federica O'Brien Federica O’Brien	Director	June 23, 2020
/s/ Adele Oliva Adele Oliva	Director	June 23, 2020